UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Haverty Furniture Companies, Inc.
(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Amy Wilson
Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309
Telephone: (404) 572-6926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS: The Estate of Frank S. McGaughey, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS: Ridge Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS: Richard N. McGaughey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 15, 2012, Amendment No. 2 filed with the SEC on May 15, 2013, Amendment No. 3 filed with the SEC on July 18, 2013, Amendment No. 4 filed with the SEC on December 17, 2013, Amendment No. 5 filed with the SEC on January 13, 2015, and Amendment No. 6 filed with the SEC on June 26, 2015 (such amendments, together with the Original Schedule 13D, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company. This Amendment No. 7 reflects updated information regarding the beneficial ownership of the other Class A Shareholders (as defined below). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety to read as follows:

(a)	The names of the persons filing this Schedule 13D are The Estate of Frank S. McGaughey, III (“The Estate”), Richard N. McGaughey (“Mr. R. McGaughey”) and Ridge Partners, L.P., a Georgia limited partnership (“Ridge Partners,” and collectively with The Estate and Mr. R. McGaughey, the “Reporting Persons”). Frank S. McGaughey, III, prior to his death, was the general partner of Ridge Partners. Following the transactions described on Schedule 1 hereto and as a result of the Amendment of Class A Shareholders Agreement (“Amendment to Shareholders Agreement”) dated December 30, 2016 among the Reporting Persons and the Other Class A Shareholders, pursuant to which the Reporting Persons ceased to be parties to the Class A Shareholders Agreement dated June 5, 2012, as amended thereafter, The Estate, Mr. R. McGaughey and Ridge Partners are no longer Reporting Persons under this Schedule 13D immediately upon the filing of this Amendment.

Item 5.	Interest in Securities of the Issuer.

Subsections (a), (b), (c) and (e) of Item 5 are amended and restated in their entirety to read as follows:

(a)	As a result of the transactions described on Schedule 1 hereto, the Reporting Persons do not beneficially own any shares of Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended September 30, 2016, which reported that 2,015,695 shares of Class A Common Stock were outstanding as of October 31, 2016.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Class A Shareholders as described in Item 6 below. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,350,678 shares or 67.0% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)	As a result of the transactions described on Schedule 1 hereto, no Reporting Person is the beneficial owner of any Class A Common Stock.

CUSIP No. 419596-20-0	13D	Page 6 of 7 Pages

(c)	Except as set forth on Schedule 1 hereto, no other recent transactions in Class A Common Stock were effected by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(e)	As a result of the transactions described on Schedule 1 hereto, the Reporting Persons ceased to be beneficial owners of any Class A Common Stock on December 15, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to include the following:

On December 30, 2016, the Reporting Persons and the Other Class A Shareholders executed that certain Amendment of Class A Shareholders Agreement to remove the Reporting Persons as parties to the Class A Shareholders Agreement, effective immediately upon execution. The Amendment of Class A Shareholders Agreement is filed as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Amendment of Class A Shareholders Agreement dated December 30, 2016.

CUSIP No. 419596-20-0	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2017	THE ESTATE OF FRANK S. MCGAUGHEY, III

By:	/s/ Carolyn N. McGaughey
Name: Carolyn N. McGaughey
Title: Executrix

RICHARD N. MCGAUGHEY

By:	/s/ Richard N. McGaughey
Richard N. McGaughey

RIDGE PARTNERS, L.P.

By:	/s/ Michael McGaughey
Michael McGaughey
General Partner

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the last 60 days

1.	The Estate of Frank S. McGaughey, III

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
12/15/2016	Disposition	65,985	N/A	Conversion[1]

2.	Ridge Partners, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
12/15/2016	Disposition	70,392	N/A	Conversion[2]

3.	Richard N. McGaughey

No transactions.

1 Conversion of Class A Common Stock of the Company into common stock of the Company.

2 Conversion of Class A Common Stock of the Company into common stock of the Company.